# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heartflow, Inc., CIK 0001464521
CUSIP: 42238D107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 331 E. Evelyn Avenue, Mountain View, California (CA), 94041
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001952107

## Reporting persons
- BCLS Fund III Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,448,158; sole dispositive power 0; shared dispositive power 12,448,158; aggregate amount beneficially owned 12,448,158 (14.9% of the class)

## Item 1. Issuer
Name of issuer: Heartflow, Inc.
Address of issuer's principal executive offices: 331 E. Evelyn Avenue, Mountain View, California, 94041.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by BCLS Fund III Investments, LP, a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025, the Reporting Person held 12,448,158 shares of Common Stock, representing approximately 14.9% of the outstanding Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 83,396,102 shares of Common Stock outstanding as of August 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on September 19, 2025.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,448,158
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,448,158

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BCLS Fund III Investments, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (11/14/2025)